Ecopetrol reports on the recovery of its operations after the stabilization of the public order situation in Colombia

Ecopetrol S.A. (BVC: Ecopetrol; NYSE EC) informs about the recovery of its operations in the upstream, midstream, downstream and sales and marketing segments in Colombia, in connection with the adverse impacts the Company had observed as a consequence of the restrictions on mobility caused by the public order situation in Colombia, as reported to the market on May 25, 2021.

In the Upstream segment, the Group's production in June stood at 656 mboed, compared to 650 mboed at the end of May. Since the blockades lifted, production has resumed its growth path, achieving an exit rate of 686 mboed at the end of the second quarter. Regarding operational restrictions associated with water management in Castilla field, which had been affecting production levels during the first months of the year, those were resolved during the month of June, which should gradually allow the recovery of the production levels of such field. In terms of quarterly production, it reached 661 mboed, 2% lower than the 676 mboed reported for the first quarter of 2021.

In the Midstream segment, during June 258 mbd of refined products were transported, 25 mbd higher than the 233 mbd transported in May. The volume of crude transported, on the other hand, reached 686 mbd, lower than the previous month, when 711 mbd were transported. This decrease was primarily a result of Colombia’s decreased production and some operating restrictions, which in turn were due to attacks against infrastructure by third parties. In terms of consolidated quarterly results, in the second quarter of the year, multipipelines pumped 256 mbd and crude oil pipelines pumped 704 mbd, which represent decreases of 7% and 4%, respectively, compared to the first quarter of the year, when volumes reached 274 mbd and 733 mbd respectively.

In the Downstream segment, as of June end, the Barrancabermeja’s refinery, the most affected due to the public order situation, reported a throughput of 210 mbd, an increase of 3 mbd compared to May. Furthermore, the Cartagena’s refinery operation continued without any negative impacts. The consolidated refinery throughput during the second quarter remained at levels close to 360 mbd, which represents a steady level in comparison to the first quarter results of the year.

Regarding sales and marketing activities, during June, a recovery was observed in national demand for diesel (+ 33%), gasoline (+ 17%) and jet (+ 8%) compared to the average levels of the previous month. This recovery was especially felt in the southern part of Colombia, which had been particularly impacted by the public order situation in May, especially the Valle del Cauca and Nariño departments. Compared to the first quarter of the year, national demand for primary fuels decreased by 4% on average during the second quarter of 2021.

Since the beginning of the public order disruption, the Company has adjusted its logistics to minimize the impact on the distribution of fuels to the different regions of Colombia, implemented strategies to maintain operations and maintained a fluid dialogue with the communities where it operates.

The Company is still evaluating whether the impacts on its segments during the last two months could imply any adjustment in the Group’s operating goals for the year. Adjustments, if any, will be immediately reported to the market.

Bogotá D.C., July 12, 2021

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Ecopetrol is the largest company in Colombia and one of the main integrated oil and gas conglomerates in Latin America, with more than 13,000 employees. It accounts for more than 60% of the hydrocarbon production in Colombia, and it owns the largest refineries and most of the country's oil-pipelines and multi-purpose pipelines network. It also participates in the commercialization of energy and in the distribution of gas. At the international level, Ecopetrol focuses on strategic basins on the American continent, with E&P operations in the United States (the Permian basin and the Gulf of Mexico), Brazil and Mexico. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co